SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)

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                           AMERIHOST PROPERTIES, INC.
                                (Name of Issuer)

                           AMERIHOST PROPERTIES, INC.
                      (Name of Person(s) Filing Statement)

    Common Stock, $.005 par value                 03070-D-209
   (Title of Class of Securities)       (CUSIP Number of Class of Securities)

                                Michael P. Holtz
                             Chief Executive Officer
                           Amerihost Properties, Inc.
                         2400 East Devon Ave., Suite 280
                           Des Plaines, Illinois 60018
                                  847-298-4500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                             Helen R. Friedli, P.C.
                             McDermott, Will & Emery
                             227 West Monroe Street
                             Chicago, Illinois 60606
                                  312-984-7563

                                   May 3, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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         This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated May 3, 1999, relating to the tender offer by Amerihost Properties, Inc., a Delaware corporation (the "Company"), to purchase up to 1,000,000 shares of its common stock, $.005 par value per share (the "Shares") at prices, net to the seller in cash, not greater than $4.00 nor less than $3.375 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents have been previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement. The Statement is hereby amended and supplemented to incorporate the information included herein and in the exhibits referred to below.

ITEM 8. ADDITIONAL INFORMATION.

         Section 6 "Certain Conditions of the Offer" of the Offer to Purchase has been amended as set forth in the Form of Offer to Purchase, dated May 3, 1999, as amended, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by this reference.

         Under the amendment, the Company's right to terminate or amend the Offer or refuse to accept, or postpone the acceptance of, tendered Shares upon the occurrence of any one of certain specified conditions, will arise only if the condition arises prior to the Expiration Date of the Offer (5:00 p.m. New York City Time on June 2, 1999, unless extended by the Company). Initially, the Company had such rights so long as one of the conditions arose prior to the time the Company accepted tendered Shares for payment. In addition, as amended, the determination of the existence or impact of certain conditions is subject to the Company's "reasonable" judgment rather than the Company's "sole" judgment, as initially provided.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

ITEM               DESCRIPTION


(a)(9)             Form of Offer to Purchase, dated May 3, 1999, as amended.

(a)(10)            Press Release issued by the Company, dated May 26, 1999



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

                                    AMERIHOST PROPERTIES, INC.




                                    By: /s/ Michael P. Holtz
                                       -------------------------------------
                                       Michael P. Holtz, Chief Executive Officer
Dated: May 27, 1999